

July 12, 2007

Mr. L. Hugh Redd
Sr. VP and Chief Financial Officer, General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, VA 22042-4513

> **Re: General Dynamics Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 1-3671**

Dear Mr. Redd:

    We have reviewed your response to our letter dated June 21, 2007 and have the following comments. We ask that you respond by July 26, 2007.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 40

1. We have read your response to our prior comment nine. We read that, "because SOPs and Audit Guides were considered equivalent to industry practice within the GAAP hierarchy at the time [1990], companies were not required to adopt the recommendations of those documents if they were following a consistently applied industry practice." Please provide us with a better understanding of what industry practice was like at this time considering SOP 81-1 specifically relates to and sets expected practice for your industry and requires cumulative catch up for changes in estimates.

2. In light of the fact that the FASB is currently evaluating and considering eliminating the grandfathering provisions of SAS 69, *The Meaning of Present Fairly in Conformity with GAAP*, we believe you should enhance your disclosures under critical accounting policies to address the following:
   - Because your policy differs from the guidance set forth in SOP 81-1, please clearly disclose why you believe your current accounting practice as it relates to changes in contract estimates is appropriate;
   - Disclose the fact that few (if any) others in your industry use the prospective method rather than the cumulative catch up method;
   - Disclose the fact that the FASB is considering a change in GAAP which would require you to use the cumulative catch-up method, and;
   - Quantify the revisions in estimated profits that you did not recognize as of December 31, 2006 under the prospective method in order for your readers to understand the impact of this change if it were to occur.
   Please provide to us your proposed disclosures.

Note G, Contracts in Process, page 46

3. We have read your response to prior comment 14. Given that absent the shift in your pension plan, your other contract cost balance was effectively unchanged year-over-year, we do not object to your request of providing additional disclosures rather than a roll forward of these costs. However, if in the future, the individual cost components included in other contract costs begin to fluctuate from period to period we believe a roll forward would provide a more transparent disclosure for your readers.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief